CHINA HEALTH INDUSTRIES HOLDINGS, INC.
168 Binbei Street, Songbei District
Harbin City, Heilongjiang Province
People’s Republic of China 150028
July 1, 2011

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	China Health Industries Holdings, Inc. (the “Company”)
Form 10-K for the Year Ended June 30, 2010
Filed on September 28, 2010 and amended on September 30, 2010 and December 9, 2010
File No. 000-51060

Dear Mr. Rosenberg:

We are responding to comments contained in the Staff letter, dated June 20, 2011, addressed to Mr. Xin Sun, the Company’s Chief Executive Officer and Chief Financial Officer, with respect to the Company’s Form 10-K for the year ended June 30, 2010 filed on September 28, 2010 and amended on September 30, 2010 and December 9, 2010.

Because the Company has recently changed its auditor and its Chief Executive Officer and Chief Financial Officer has been on business trips in the United States and China, the Company respectfully requests an extension of the deadline to file a response to July 18, 2011. Thank you.

Very truly yours,

/s/ Xin Sun
Xin Sun
Chief Executive Officer and Chief Financial Officer